FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August, 2010
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Material fact dated August 4th, 2010.

MATERIAL FACT ANNOUNCEMENT
Grupo Santander announces that its affiliate Santander UK has reached an agreement to acquire the parts of the banking businesses of the Royal Bank of Scotland Group (“RBS”) which are carried out through its RBS branches in England and Wales and its NatWest branches in Scotland. The consideration for the acquisition is of £1,650 million (Euro 1,987 million approximately), subject to completion adjustments, which comprises £350 million (Euro 421 million approximately) of goodwill.
The acquisition includes 311 RBS branches in England and Wales and 7 NatWest branches in Scotland, 40 SME banking centres, more than 400 relationship managers, 4 corporate banking centres and 3 private banking centres. The transaction affects 1.8 million retail customers, around 244,000 SME customers and around 1,200 mid-corporate customers.
Upon completion, the acquisition will have an estimated impact of 40 basis points on the core capital of the Group. It is foreseen that the deal will be EPS accretive from the first year and result in a return on investment of approximately 15% by the end of year three.
Completion is expected at the end of 2011 or the beginning of 2012 and is subject to necessary approvals.
Boadilla del Monte (Madrid), August 4, 2010

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: August 4th, 2010	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President